_____________________________________________________________

Financial Statements (Unaudited)

Six Months Ended as at June 30, 2006

Norsat International Inc.

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited)

	June 30,	December 31,
	2006	2005

Assets
Current assets:
Cash and cash equivalents	$548,591	$1,789,857
Cash Held in Trust	-	668,281
Short-term investments	37,000	37,000
Accounts receivable	2,272,545	2,954,785
Inventories	5,342,546	3,973,806
Prepaid expenses and other	446,582	369,789
	8,647,264	9,793,518

Property and equipment	884,774	713,500
Deferred finance costs	9,821	17,054
	$9,541,859	$10,524,072

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$2,747,042	$2,641,129
Accrued liabilities	783,520	1,870,211
Deferred revenue	70,930	398,337
Convertible debt	2,031,837	-
Current liabilities from discontinued operations	52,112	52,112
	5,685,441	4,961,789
Obligations (note 9)
Long-term debt	-	2,007,942

Shareholders' equity:
Share capital (note 3)	43,845,701	41,415,794
Contributed surplus ( note 3)	2,493,947	1,771,473
Equity component of convertible debt	2,190,779	2,190,779
Deficit	(44,674,009)	(41,823,705)
	3,856,418	3,554,341
	$9,541,859	$10,524,072

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Operations and Deficit

(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30,		Six months ended June 30,
	2006	2005 (Restated) (Note 8)	2006	2005 (Restated) (Note 8)

Sales	$3,763,822	$6,155,243	$6,683,276	$8,674,362

Cost of sales	2,010,703	3,056,543	3,794,790	4,616,865
	1,753,119	3,098,700	2,888,486	4,057,497

Expenses:
Selling, general and administrative	2,289,450	3,025,784	4,222,012	4,503,943
Product development	242,871	505,592	1,060,481	914,441
Amortization	160,229	174,523	284,255	333,789
	2,692,550	3,705,899	5,566,748	5,752,173

Earnings (loss) from continuing operations before other expenses and income taxes	(939,431)	(607,199)	(2,678,262)	(1,694,676)

Other expenses (note 4)	128,807	638,821	170,220	731,779

Earnings (loss) from continuing operations before income taxes before other expenses	(1,068,238)	(1,246,020)	(2,848,482)	(2,426,455)

Income tax expense	8	(4,814)	1,822	1,879

Earnings (loss) continuing operations	(1,068,246)	(1,241,206)	(2,850,304)	(2,428,334)

Recovery (loss) from discontinued operations	-	-	-	(512)

Net earnings (loss)	(1,068,246)	(1,241,206)	(2,850,304)	(2,428,846)

Deficit, beginning of period	(43,605,763)	(37,122,046)	(41,823,705)	(35,934,407)

Deficit, end of period	$(44,674,009)	$(38,363,253)	$(44,674,009)	$(38,363,253)

Net (loss) earnings per common share - basic and diluted (note 5)
Continuing operations	$(0.02)	$(0.03)	$(0.06)	$(0.06)
Discontinued operations	$-	$-	$-	$-
Net earnings (loss)	$(0.02)	$(0.03)	$(0.06)	$(0.06)

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30,		Six months ended June 30,
	2006	2005 (Restated)	2006	2005 (Restated)

Cash provided by (used in):
Operations:
Loss from continuing operations	$(1,068,246)	$(1,241,206)	$(2,850,304)	$(2,428,334)
Items not involving cash:
Amortization	160,229	174,523	284,255	333,789
Modification of Conversion price of the Convertible debt	-	374,818	-	374,818
Interest accreted on long-term debt and deferred finance cost amortization	51,946	126,862	112,534	214,906
Foreign exchange loss (gain)	(226,269)	20,110	(191,241)	10,926
Stock-based compensation	41,722	673,055	66,509	709,286
Changes in non-cash working capital (note 7)	619,581	(1,982,519)	(1,930,913)	(2,181,485)
Cash used in continuing operations	(421,037)	(1,854,357)	(4,509,160)	(2,966,094)

Recovery from discontinuedoperations	-	-	-	(512)
Changes in non-cash working capital		137	-	464
	(421,037)	(1,854,220)	(4,509,160)	(2,966,142)

Investments:
Net purchase of property and equipment	(241,014)	(71,074)	(455,529)	(204,425)
Sale (purchase) of short-term investments	-	-	-	35,000
	(241,014)	(71,074)	(455,529)	(169,425)

Financing:
Proceeds on exercise of stock options	-	-	132,062	-
Proceeds on exercise of warrants	-	473,488	-	473,488
Proceeds on private placement	(22,133)	-	3,622,091
	(22,133)	473,488	3,754,153	473,488

Effect of change in exchange rates on cash	4,297	7,120	(30,730)	24,136

Increase (decrease) in cash and cash equivalents	(679,887)	(1,444,686)	(1,241,266)	(2,637,943)

Cash and cash equivalents, beginning of period	1,228,478	3,784,953	1,789,857	4,978,210

Cash and cash equivalents, end of period	$548,591	$2,340,267	$548,591	$2,340,267

Supplemental cash flow and other disclosures (note 7).
See accompanying notes to consolidated financial statements.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2006
(Unaudited - Expressed in Canadian dollars)

1.  Organization and going concern

The Company is incorporated under the law of British Columbia and its principal business activities include the marketing, design and sales of microwave products and portable satellite products that provide rapidly deployable broadband satellite data and video continuity in areas where traditional communication infrastructure is insufficient, damaged or non-existent.

The Company has incurred recurring operating losses that raise substantial doubt about its ability to continue as a going concern. Management has been able, thus far, to finance the operations through a series of equity financings.  In 2006, the Company received net proceeds of $2,975,943 in connection with the issuance of equity financing and received $132,063 on the exercise of outstanding options.  Management plans to continue to seek other sources of financing on favorable terms; however, there are no assurances that any such financing can be obtained on favorable terms, if at all. Management plans to keep its operating costs to a minimum until cash is available through financing or operating activities.  There are no assurance that the Company will be successful in achieving these goals.

In view of these conditions, the ability of the Company to continue as a going concern is dependent upon achieving profitable operations and on the ability of the Company to obtain additional financing. The outcome of these matters can not be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.  Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial reporting, and the accounting polices used, are consistent with the most recent audited annual financial statements. There were no significant changes in accounting policies or estimates since the fiscal year ended December 31, 2005. These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the audited annual consolidated financial statements, accompanying notes and management discussion and analysis included in the Company's 2005 Annual Report.

The Company has recently became aware that certain disclosures designed to reconcile Canadian GAAP to United States GAAP in Note 22 “Reconciliation to United States accounting principles” to the 2005 Consolidated Financial Statements may be misstated. The effects, if any, arising from this matter are currently undergoing an in-depth review by management. Depending on the results of management’s procedures, the 2005 Consolidated Financial Statements may be restated. The outcomes of these procedures cannot be predicted at this time.

The results for the three months ended June 30, 2006 may not be indicative of the results that may be expected for the full year or any other period.

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which presume the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

3. Share Capital

(a)

Authorized

        75,000,000 common shares without par value

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2006
(Unaudited - Expressed in Canadian dollars)

(b)  Issued

Shares issued and outstanding
	Number #	Amount $
Balance, December 31, 2005	42,708,082	41,415,794

Private placement, net of costs, March 6, 2006 (i)	4,086,976	2,205,892
Share purchase options exercised	267,500	132,062
Credit to share capital due to options exercised		91,953
Balance, June 30, 2006	47,062,558	43,845,701

(i)

Private Placement:

On March 6, 2006 the Company closed a private placement for the sale of 1,021,744 units at US$3.00 per unit for gross proceeds of US$3,065,232. Each unit consisted of 4 common shares and 3 common share warrants each convertible into one common share at an exercise price of US$0.75 and a term to maturity of two years. The Company paid a placement fee of 10% of the gross proceeds. The net proceeds of the private placement of $2,953,810 is being used for working capital in connection with the commercialization, production and sale of the Norsat GLOBETrekker portable satellite system and other similar systems.

        Under Canadian GAAP, we have bifurcated the proceeds between the shares and the warrants based on their relative fair values. The assigned fair value of the common shares ($3,719,148) was calculated by using the TSX share price on the date of issuance ($0.91), and the fair value of the warrants ($1,248,469) was determined using the Black-Scholes valuation model. Net proceeds of $2,953,810 were then allocated based on the percentage of these relative fair values.  The amount allocated to common shares ($2,205,892) is accounted for as common shares and the amount allocated to the warrants ($747,918) is accounted for as contributed surplus.

(c)   Share purchase option plan

The Company has reserved 6,306,505 common shares under its 1999 (amended) incentive share option plan. The plan provides for the granting of stock options at the fair market value of the Company at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the board of directors.

The continuing schedule of share purchase option is as follows:

Share purchase option outstanding	Number of options	Weighted average exercise price
Balance, December 31, 2005	2,530,150	$ 1.59
Granted	165,000	0.89
Exercised	(267,500)	0.49
Expired/canceled	(433,250)	1.21
Balance, June 30, 2006	1,994,400	$ 1.61

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2006
(Unaudited - Expressed in Canadian dollars)

The following table summarizes information pertaining to the Company’s share purchase options outstanding at June 30, 2006:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$0.50 to $2.39	1,644,400	4.04	$1.06	1,081,400	$1.00
$2.40 to $4.29	175,000	4.28	$2.95	175,000	$2.95
$4.30 to $6.19	175,000	4.28	$5.33	175,000	$5.33
$0.50 to $6.19	1,994,400	4.09	$1.60	1,431,400	$1.77

The exercise price of all share purchase options granted during the period are equal to the market price at the grant date. Using an option pricing model with assumptions noted below, the estimate fair value of all options granted to during 2006 and 2005 have been reflected in the statements of operations as follows:

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Stock-based compensation recognized in operations	41,722	673,055	66,509	709,206
Total compensation credited to contributed surplus	41,722	673,055	66,509	709,286

       The weighted average assumptions used to estimate the fair value of options during the period were:

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Risk free interest rate	4.110	3.480	3.988	3.436
Expected life	4.085	4.565	4.085	4.565
Vesting period	2 to 10 years	2 to 10 years	2 to 10 years	2 to 10 years
Expected volatility	86.38%	99.09%	88.07%	93.16%
Expected dividends	nil	nil	nil	nil

Option price models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the faire value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2006
(Unaudited - Expressed in Canadian dollars)

(d) Warrants

       The continuity of share purchase warrants is as follows:

Expiry date	28-Apr-06	8-Apr-09	6-Mar-08	Total
Exercise price	US$0.42	$1.09	US$0.75	Number of warrants outstanding
Balance, December 31, 2005	1,330,000	1,206,811	-	2,536,811
Upon issue for private placement (note 3 (b) [i])	-	-	3,065,232	3,065,232
Upon expiration	(1,330,000)	-	-	(1,330,000)
Balance, June 30, 2006	-	1,206,811	3,065,232	4,272,043

(e)  Contributed surplus

Balance, December 31, 2005	$ 1,771,473
Change during 2006
Non-cash stock-based compensations	66,509
Credit to share capital due to options exercised	(91,953)
Allocation of proceeds from private placement to warrants	747,918
Balance, June 30, 2006	$ 2,493,947

4.  Other Expenses

	Three months ended June 30,		Six months ended June 30,
	2006	2005 (Restated)	2006	2005 (Restated)

Net interest - cash	$(5)	$43,429	$44,433	$83,218
Interest - non-cash	102,567	79,529	156,591	167,573
Foreign currency loss (gain)	26,245	141,045	(30,804)	106,170
Modification of conversion price of conversion debt	-	374,818	-	374,818

	$128,807	$638,821	$170,220	$731,779

5.  Earnings Per Share

As the Company has a net loss from continuing operations in the period presented in the current year, basic and diluted net loss per share are the same, as the exercise of in the money warrants or options would be anti-dilutive. The weighted average number of shares used in calculating basic net loss per share for the three months ended June 30, 2006 was 47,062,558  (2005 – 39,879,755).

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2006
(Unaudited - Expressed in Canadian dollars)

6.  Segmented Information

The following tables set forth information by operating segments from continuing operations for the three months and six months ended June 30, 2006, 2005 and December 31, 2005 respectively.

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Sales	$	$	$	$
Microwave	2,316,741	1,937,923	4,229,287	3,883,107
Satellite system	1,447,108	4,217,320	2,453,989	4,791,255
	3,763,849	6,155,243	6,683,276	8,674,362

Profit
Microwave	1,096,856	831,377	1,925,292	1,528,860
Satellite system	656,292	2,267,324	963,194	2,528,638
	1,753,148	3,098,701	2,888,486	4,057,498

	Microwave	Satellite System	Consolidated
As at June 30, 2006	$	$	$
Total assets related to continuing operations	6,038,245	3,503,614	9,541,859
Property and equipment	559,900	324,874	884,774

As at December 31, 2005
Total assets related to continuing operations	3,050,148	7,473,924	10,524,072
Property and equipment	61,195	652,305	713,500

7. Supplemental cash flow and other disclosures

	Three months ended June 30,				Six months ended June 30,
	2006		2005 (Restated)		2006		2005 (Restated)

Changes in non-cash operating working capital:
Accounts receivable		$317,253		$(3,479,350)		$721,102		$(3,383,395)
Inventories		(931,684)		961,698		(1,368,740)		451,308
Prepaid expenses and other		46,429		(32,066)		(69,560)		38,411
Accounts payable and accrued liabilities		1,273,206		292,077		(879,681)		442,741
Deferred financial costs		(9,979)		-		(6,627)		-
Deferred revenue		(75,644)		275,122		(327,407)		269,450

		$619,581		$(1,982,519)		$(1,930,913)		$(2,181,485)

Supplementary information:
Interest paid	$	nil	$	nil		$90,930		$96,936
Income taxes paid	$	nil	$	nil	$	nil	$	nil

Norsat International Inc.

Notes to the Consolidated Financial Statements

Six months ended June 30, 2006
(Unaudited - Expressed in Canadian dollars)

8. Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in 2006.

9. Commitments

Future minimum payments at June 30, 2006 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximately as follows:

2006	$ 5,285,613
2007	2,682,773
2008	442,892
2009	420,692
2010	420,692

In the normal course of operations the Company enters into purchase commitments. The Company has accrued for estimated losses, if any, when determinable, including losses on disputed purchase commitments with suppliers. Included in 2006 commitment are the new office renovation contracts of $400,000 and inventory and material purchase of $4,595,000.  Included in 2007 is the scheduled repayment on March 31, 2007 of the $US 2,000,000 convertible note.

10. Subsequent Events

Subsequent to June 30, 2006, 26,750 stock purchase options were canceled.